Exhibit 99.1
Press Release
Sify Technologies Q3 revenues at $32.87 million
Revenues grow 4% over the same Quarter in the previous year. Net Loss at $5.03 million
Chennai, Friday, 23rdJanuary 2009: Sify Technologies Limited (Nasdaq National Markets: SIFY), a leader in Consumer Internet and Enterprise Services in India with global delivery capabilities, announced today its consolidated results under the International Financial Reporting Standards (IFRS) for the Third quarter ended 31st December 2008.
Performance Highlights Q3 2008-09
•	Sify reported revenues of $32.87 million for the quarter ended 31st December 2008, 4% higher than the same quarter in the previous year.

•	The Enterprise business registered growth at 13% over the same quarter of the previous year and an increase of 2% over the previous quarter, while the consumer business’ revenues were 11% lower than the previous quarter. The international business ended the quarter with an increase of 9% over the previous quarter.

•	Net Loss for the quarter under review was $5.03 million as against a Net Profit of $0.83 million in the same quarter in the previous year.

•	Additional expenses incurred during the quarter were on account of data centre expansion and the doubling of network reach over the last three quarters. This also increases current operating costs, whereas revenues will take time to scale across all the newly established locations.

•	Sify ended the quarter with a cash balance of $1.01 million after capital expenditures of $5.31 million during the quarter.
Mr. Raju Vegesna, Board Chairman and CEO & MD, Sify Technologies, said, “Our International business has done well to grow despite the challenging business environment. On the domestic front, many companies are now scaling back investments in IT services and reviewing their growth plans. This is reflected in our enterprise business numbers. Overall, we expect the enterprise business to continue to grow, but at a reduced pace in future. We expanded the availability of our consumer services on the back of our network expansion during the quarter. These are challenging times but we remain focused on cost effective growth going forwards”.
Mr CVS Suri, Chief Operating Officer, Sify, said, “Demand for our enterprise services continues across connectivity, hosting, security and applications, but lead times for decisions are now much longer as companies examine every investment need before committing resources. Our VoIP carrier services have seen robust growth during the quarter, and we expect this business to be a growth driver going forwards. Data center services are also continuing to see demand, as well as our application services. Revenues during the quarter were from enhanced requirements and new engagements from existing clients, as well as new business across connectivity, hosting and applications. On the consumer front, SifyMail WIYI, our new email offering is seeing good traction, as is ANTZILL, our gaming portal. Consumer access remains a challenge in the current environment despite a number of good initiatives in terms of services as well as market expansion”
Mr. MP Vijay Kumar, Sify CFO, said, “Our focus continues to be on judicious expansion and growth during these challenging times, as this will stand us in good stead when the environment improves. We have taken steps to ensure adequate funding for growth going forwards, both in terms of debt as well as in capital recovery by scaling back on some earlier investments in facilities. These will be reflected by the end of the last quarter of this financial year. We have also reviewed costs such as our current facilities and infrastructure, and are consolidating them to reduce overall operating costs. Some of our outsourced services have also been scaled back given the current environment”.

Unaudited Consolidated income statement as per IFRS
(In $ million, all translated at $1 = Rs. 48.58

	Period ended		Period ended	Year
	31-Dec		30-Sep	ended
Description	2008	2007	2008	2008
Enterprise	23.51	20.82	22.98	78.68
Consumer	6.38	8.75	7.17	36.15
Others	2.98	1.97	2.74	8.81
Revenue	32.87	31.54	32.90	123.64

Cost of Revenues	(18.11)	(18.20)	(19.34)	(69.78)

Other Income	0.56	0.23	0.31	0.95
Stock Compensation expenses	(0.33)	(0.21)	(0.29)	(1.16)
Depreciation and Amortisation expenses	(2.61)	(2.93)	(2.50)	(8.12)
Selling, General and Administrative Expenses	(15.48)	(10.89)	(15.91)	(49.56)
Net Finance Income	(1.02)	0.50	(0.37)	2.14
Share of Affiliates	0.09	1.68	0.40	3.73
Profit Before tax	(3.94)	1.71	(4.80)	1.84
Income Taxes	(1.09)	(0.88)	(0.28)	(1.32)

Profit for the year	(5.03)	0.83	(5.08)	0.52
Profit attributable to:
Owners of the parent	(5.45)	0.71	(5.40)	(0.10)
Non-controlling interests	0.42	0.12	0.32	0.62

	Q3		Q2	Year Ended
Non Financial Indicators	2008	2007	2008	2007-08

e Port
Subscribers active 3 months (in 000’s)	594	773	623	718
No of e Ports (Operational)	1,878	2,179	1,945	2,165
E ports Additions (Gross)	99	74	106	513
No of Cities	243	164	226	180

Broadband
Subscribers (in 000’s)	181	215	197	219
No of CTOs	2,023	1,981	1,998	1,966
ARPU	290	337	305	330

Technology
No of PoPs	529	348	524	481

Business Highlights:
ENTERPRISE SERVICES
New engagements were signed with Ballarpur Industries Limited, Green Ply Industries, IT Express Way, Star Health and Allied Insurance, Nitco Limited. Business from existing clients includes HDFC SLIC, ICICI Bank, IDBRT and Vodafone.
Significant hosting contracts were signed with Apollo DKV Insurance, Procter & Gamble Hygiene & Health Care and Trimax. Business from existing clients includes AT&T, Future Group and HDFC SLIC.
Application Services signed contracts with Aircel for HCM Solutions and HPCL for Web Application Development. Business from existing clients includes ICICI Prudential Insurance and National Informatics Centre.
International services:
Infrastructure management services:
Sify’s IMS service added Desktop Management to the range of services offered to clients.
While revenue growth during the quarter was from existing clients’ increased requirements, one new client in the area of video telephony was added during the quarter. However, there are over ten prospects in the pipeline.
eLearning services:
Some of the notable wins were from customers such as:
•	A global conglomerate with businesses in Manufacturing, Energy, Media and Finance

•	A global pharma major with a presence in Generics, Vaccines and Consumer Health Products

•	A global leader in Automotive Supplies
CONSUMER SERVICES
Access media services
Broadband:
New product portfolio: Customers can now choose from a wide range of ‘Unlimited’ plans with a range of speeds to choose from. Introduction of these new products has made the portfolio stronger and more competitive.
New Unlimited multi-month products: Renew with any multi-month pack and win assured gifts up to Rs.4000 in value is the offer with which the new range of multi-month products was launched. The offer helped build excitement for the multi-month range and has resulted in encouraging response in the 3 months since launch.

33 wireless broadband sign-ups: We have signed up with 33 partners across India for wireless broadband. With a wider business coverage area and no feasibility problems, the wireless model is gaining popularity.
e-port:
New e-port products: The new portfolio has products that offer higher value to the customer with up to 50% more browsing time on certain packs. We have also introduced a free trial pack to give prospective customers a chance to experience sify e-port with 15 minutes of free browsing in his/ her neighborhood sify e-port.
Microsoft certified courses: We are offering 3 courses currently— Digital Literacy Certificate, Windows Operating Basics and a Super Saver pack which is a combination of the first 2 courses. These courses are targeted at school/ college students, working professionals, housewives, senior citizens etc. At the end of the course, every student gets a Certificate of Completion from Microsoft.
Launch of Sify LooKeys: Sify customers can now send e-mail, chat and browse in their own regional language! There are 10 Indian languages to choose from — Hindi, Punjabi, Bengali, Telugu, Tamil, Urdu, Malayalam, Gujarati, Marathi and Kannada.
Expansion:
12 New Cities launched: We have expanded our presence to 12 new cities across the country with 18 e-ports & 15 new BB partners.
15 new CTOs: 15 Large Operators extending Home Broadband to customers have signed with Sify to ensure security within their distribution networks.
30 Cyber cafe conversions: We have successfully converted 30 local mom and pop cyber cafes to sify e-ports with a special offer to upgrade and capitalize on the benefits of Sify Safe & Secure & Sify Value Added Services.
Interactive services:
Sify.com launched a revolutionary new email service, Sifymail WIYI or ‘World In Your Inbox’. With SifyMail WIYI, users can personalize their inbox with a wide array of applications on news, finance, images and trivia from any source. This feature is in addition to the 7 GB inbox, documents, spreadsheets and calendar, and the ability to chat across multiple chat platforms. So user’s inbox can literally be their home page on the Net! The new Sifymail has seen significant growth in registered users and strong appreciation from users.
Sify.com continued its association with the popular TV channel Sony Entertainment Television with tie-ups for the immensely popular reality show- Indian Idol 4. http://indianidol.sify.com/. Sify.com also entered into an agreement with YouTube to bring exclusive videos of the event to online users http://in.youtube.com/indianidollive.
Fans of the reality show were offered interactive tools, community features, videos, gallery, show recaps, message boards and opinion polls. Indian Idol tools were also made available to users on leading social networking sites.
Extensive coverage on assembly elections in India was brought to users in association with the Star News channel. Kaun Banega Mukhyamantri http://sify.com/news/election/ covered personalities, their campaign trails and real time election results.
The gaming portal http://games.sify.com/ continued to attract 17-25 year olds to play games, win prizes and build a community of gamers through specific community building modules available on the site.

About Sify
Sify is among the largest Managed Enterprise and Consumer Internet Services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common telecom data network infrastructure reaching 500+ cities and towns in India.
A significant part of the company’s revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services, enterprise applications and hosting. Sify is recognized as an ISO 9001:2000 certified service provider for network operations, data center operations and customer support, and for provisioning of VPNs, Internet bandwidth, VoIP solutions and integrated security solutions, and ISO 27001 certified for Internet Data Center operations. Sify has licenses to operate NLD (National Long Distance) and ILD (International Long Distance) services and offers VoIP back haul to long distance subscriber telephony services. The company is India’s first enterprise managed services provider to launch a Security Operations Center (SOC) to deliver managed security services. A host of blue chip customers use Sify’s corporate service offerings.
Consumer services include broadband home access, dial up connectivity and the e-port cybercafé chain across 180 cities and towns. Sify.com the consumer portal of Sify has sub portals like www.samachar.com, www.walletwatch.com, www.sifymax.com and www.chennailive.in, www.bangalorelive.in, www.mumbailive.in, www.hyderabadlive.in the city based live video on the web. The content is available in 5 Indian languages, which include Hindi, Malayalam, Telugu, Kannada and Tamil.
For more information about Sify visit www.sifycorp.com
Forward Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.
For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risks Related to Our Business” in the company’s report on Form 20-F for the year ended March 31, 2008, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov.
Contact information:

Sify Technologies Limited	Grayling Global

Mr. David Appasamy	Investor Relations:
Investor Relations	Ms. Trúc N. Nguyen (ext. 418) or
+91-44-2254 0770 Ext. 2013	Mr. Christopher Chu (ext. 426)
david.appasamy@sifycorp.com	+1-646-284-9400
tnguyen@hfgcg.com or cchu@hfgcg.com

Media Relations:
Ms. Stacy Dimakakos
+1-646-284-9417

sdimakakos@hfgcg.com